UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_____________________
FORM 8-A/A
(Amendment No. 1)
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934
LNB BANCORP, INC.

(Exact Name of Registrant as Specified in Its Charter)

Ohio	34-1406303

(State of Incorporation or Organization)	(I.R.S. Employer Identification no.)

457 Broadway, Lorain, Ohio	44052

(Address of Principal Executive Offices)	(Zip Code)

If this form relates to the registration of a
class of securities pursuant to Section 12(b) of
the Exchange Act and is effective pursuant to
General Instruction A.(c), please check the
following box. ☐	If this form relates to the registration of a
class of securities pursuant to Section 12(g) of
the Exchange Act and is effective pursuant to
General Instruction A.(d), please check the
following box. ☑
Securities Act registration statement file number to which this form relates (if applicable): N/A
Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered

Securities to be registered pursuant to Section 12(g) of the Act:
Preferred Share Purchase Rights
(Title of Class)

Item 1. Description of Registrant’s Securities To Be Registered
Item 2. Exhibits
SIGNATURE
EXHIBIT INDEX

     The undersigned registrant hereby amends Items 1 and 2 of its Registration Statement on Form 8-A filed with the Securities and Exchange Commission on November 6, 2000 as set forth below.
Item 1. Description of Registrant’s Securities To Be Registered.
     Effective May 17, 2006, the Board of Directors of LNB Bancorp, Inc. (the “Company”) approved certain amendments to the Rights Agreement, dated as of October 24, 2000 (the “Rights Agreement”), by and between the Company and Registrar and Transfer Company, as Rights Agent (the “Rights Agent”). As a result, the Company and the Rights Agent entered into an Amendment No. 1 to Rights Agreement, dated May 17, 2006 (the “Amendment”), to, among other things, (1) modify the initial triggering events relating to the rights distributed pursuant to the Rights Agreement (the “Rights”), (2) add provisions to the Rights Agreement which would enable the Board of Directors of the Company to exchange the Rights for shares of capital stock of the Company under certain circumstances, and (3) effect other technical modifications.
     Pursuant to the Rights Agreement, on October 24, 2000, the Board of Directors of the Company declared a dividend distribution of one Right for each outstanding Common Share of the Company (the “Common Shares”) to shareholders of record at the close of business on November 6, 2000. One Right will also be distributed for each Common Share issued after November 6, 2000 until the Distribution Date (which is described in the next paragraph). Each Right entitles the registered holder to purchase from the Company units (“Units”) of Series A Voting Preferred Shares, no par value (the “Preferred Shares”), at an exercise price of $60 per Right. The exercise price has been set at $60 based upon the advice of the Company’s financial adviser.
     The Rights Agreement provides that the Rights will be evidenced by the share certificates representing the Common Shares and no separate Rights Certificates will be distributed until the “Distribution Date,” which will be the earlier to occur of (i) the close of business 10 business days following a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 10% or more of the outstanding Common Shares (an “Acquiring Person”) or (ii) the close of business 10 business days after the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in a person or group becoming an Acquiring Person. The definition of Acquiring Person excludes the Company, any subsidiary of the Company or any of the Company’s employee benefit plans.
     Until the Distribution Date (A) the Rights will be evidenced by the Common Share certificates and will be transferred with and only with the Common Share certificates, (B) new Common Share certificates issued after November 6, 2000 will contain a notation incorporating the Rights Agreement by reference and (C) the surrender for transfer of any certificates for Common Shares outstanding will also constitute the transfer of the Rights associated with the Common Shares represented by the certificate.
     The Rights are not exercisable until the Distribution Date and will expire at the close of business on October 23, 2010, unless the Company redeems or exchanges them at an earlier date. The Company’s ability to redeem or exchange the Rights is described below.

     As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except for the issuance of Common Shares in connection with outstanding options, convertible securities and as otherwise determined by the Board of Directors, only Common Shares issued prior to the Distribution Date will be issued with Rights.
     Subject to the right of the Company to redeem the Rights as explained below, in the event that any person becomes an Acquiring Person, each holder of a Right, other than the Acquiring Person, will then have the right (the “Flip-In Right”) to receive upon exercise the Units of Preferred Shares (or, in certain circumstances, other securities of the Company) having a value (immediately prior to such triggering event) equal to two times the exercise price of the Right. For this purpose, a Unit of Preferred Shares is deemed to have the same value as the market price of the Company’s Common Shares at that time. One Unit of Preferred Shares has rights which are comparable in terms of dividends and voting power and upon liquidation to one Common Share. Each Flip-In Right will entitle the holder, other than the Acquiring Person, to purchase from the Company Units of Preferred Shares at 50% of market value. The event summarized in this paragraph is referred to as a “Flip-In Event.”
     All Rights that are beneficially owned by any Acquiring Person will be null and void.
     In the event that, at any time following the acquisition of 10% or more of the Company’s Common Shares by a person or group, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation, or (ii) 50% or more of the Company’s assets or earning power is sold or transferred, each holder of a Right, other than the Acquiring Person, will then have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right.
     A person or group of affiliated persons will not trigger the separation and exercisability of the Rights if that person or group becomes the beneficial owner of 10% or more of the Common Shares solely as a result of the Company’s reducing the number of outstanding shares, unless that person or group subsequently acquires an additional 1.0% or more of the then outstanding Common Shares.
     At any time after the occurrence of a Flip-In Event, when no person owns a majority of the Company’s Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by an Acquiring Person which have become void), in whole or in part, at an exchange ratio of one Common Share, or one one-hundredth of a Preferred Share (or of a preferred share equivalent, as defined in the Rights Agreement), per Right (subject to adjustment).
     The Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right, at any time until the close of business 10 business days following acquisition of 10% or more of the Company’s Common Shares by a person or group.

     Until a Right is exercised, the holder of the Right, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.
     Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made when the Rights are not redeemable.
     The inability of a person or group that acquires 10% or more of the Company’s Common Shares to exercise the Rights will result in a substantial dilution of that person’s ownership level and voting power if there is any significant exercise of the Rights by other shareholders or if the Board of Directors of the Company elects to exchange the Rights. The ability of the Board of Directors to redeem the Rights, and other provisions of the Rights Plan, will enable the Board of Directors to avoid the effect of the Rights in any negotiated acquisition of the Company that is first approved by the Board of Directors.
     A copy of the Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, which includes as Exhibit A the Second Amended Articles of Incorporation of the Company, as Exhibit B the Form of Rights Certificate, and as Exhibit C the Summary of Rights, and a copy of the Amendment to the Rights Agreement are attached hereto as Exhibit 1.1 and Exhibit 1.2, respectively, and are incorporated herein by reference. The foregoing description of the Rights and Rights Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibits.
Item 2. Exhibits.

Exhibit No.	Description of Exhibit

1.1	Rights Agreement, dated as of October 24, 2000, between LNB Bancorp, Inc. and Registrar and Transfer Company, which includes as Exhibit A the Second Amended and Articles of Incorporation of the Company, as Exhibit B the Form of Rights Certificate, and as Exhibit C the Summary of Rights (incorporated by reference to Exhibit 1 to the Company’s Form 8-A Registration Statement filed on November 6, 2000).

1.2	Amendment No. 1 to Rights Agreement, dated as of May 17, 2006, between LNB Bancorp, Inc. and Registrar and Transfer Company (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on May 17, 2006).

SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

LNB BANCORP, INC.
By:	/s/ Terry M. White
Terry M. White
Chief Financial Officer

Date: May 17, 2006

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1.1	Rights Agreement, dated as of October 24, 2000, between LNB Bancorp, Inc. and Registrar and Transfer Company, which includes as Exhibit A the Second Amended and Articles of Incorporation of the Company, as Exhibit B the Form of Rights Certificate, and as Exhibit C the Summary of Rights (incorporated by reference to Exhibit 1 to the Company’s Form 8-A Registration Statement filed on November 6, 2000).

1.2	Amendment No. 1 to Rights Agreement, dated as of May 17, 2006, between LNB Bancorp, Inc. and Registrar and Transfer Company (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on May 17, 2006).